

December 7, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the
Class A common stock, par value $0.0001 per share of CRESCENT ENERGY
COMPANY under the Exchange Act of 1934.

Sincerely,

Bev Sawyer